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                            December 15, 2023

       Qingfeng Feng
       Chief Executive Officer
       Lotus Technology Inc.
       No. 800 Century Avenue
       Pudong District, Shanghai
       People's Republic of China

                                                        Re: Lotus Technology
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed December 5,
2023
                                                            File No. 333-275001

       Dear Qingfeng Feng:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 filed December 5, 2023

       Summary of the Proxy Statement/Prospectus
       Permissions Required from the PRC Authorities for Lotus Tech's Operations, page 35

   1. If you will be requesting effectiveness of your Form F-4 registration statement before completing the CSRC
process, please confirm in writing that you will notify us promptly of any changes to your
disclosure regarding or requested by the CSRC.
 Qingfeng Feng
FirstName LastNameQingfeng  Feng
Lotus Technology Inc.
Comapany15,
December  NameLotus
              2023    Technology Inc.
December
Page 2    15, 2023 Page 2
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Shu Du, Esq.